SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

August 30, 2018

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Sarmiento 447

Buenos Aires C1 1041

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

INDEX

1.	Translation of a submission from Banco Macro to the CNV dated on August 30, 2018

City of Buenos Aires, August 30th, 2018

To:

Comisión Nacional de Valores

25 de Mayo 175, 3rd. Floor

City of Buenos Aires

Republic of Argentina

Re.: Banco Macro S.A. Reports Relevant Event. Stock Repurchase

Dear Sirs,

In my capacity as attorney-in-fact of Banco Macro S.A. (the "Bank"), I hereby inform the Comisión Nacional de Valores (the “CNV”) that the Board of Directors of the Bank has decided to extend the term for the acquisition of shares issued by the Bank until September 25th, 2018 subject to any further renewal or extension, which shall be duly informed to the public.

Please be reminded that the terms and conditions for the acquisition of shares issued by the Bank are as follows:

1.       Maximum amount of the investment: Up to Ps$. 5,000,000,000.

2.       Maximum number of shares to be acquired: Up to 5% of the Bank’s total capital stock, in compliance with applicable Argentine laws and regulations.

3.       Maximum payable price: Up to Ps$. 158.00 per share.

4.       Term for the acquisition: Until September 25th, 2018, subject to any further renewal or extension, which shall be duly informed to the public.

I hereby inform the CNV that as of August 29, 2018 the Bank has acquired 13,289,192 Shares, (representatives of 1.98% of the capital stock of the Bank) for an amount of Ps. 1,881,222,514 with a pending use of funds of Ps. 3,118,777,486.

Finally, as established by the applicable regulation, the bank may acquire per day an amount of shares equal to 25% of the daily average traded volume of the Bank’s shares during the previous ninety days.

In case of any doubt or inquiry, please contact me.

Sincerely,

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: August 30, 2018

MACRO BANK INC.

By:	/s/ Jorge Francisco Scarinci
Name: Jorge Francisco Scarinci
Title: Chief Financial Officer